Ziff Davis, Inc.

360 Park Avenue South, 17th Floor

New York, NY 10010

Via EDGAR

February 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C., 20549

Attention: Kathleen Collins and Megan Masterson

Re: Ziff Davis, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 26, 2024

File No. 000-25965

Dear Ms. Collins and Ms. Masterson:

This letter is being furnished on behalf of Ziff Davis, Inc. (the “Company,” “we,” “us” or “our”) in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated February 7, 2025, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 that was filed with the Commission on February 26, 2024 (File No. 001-25965) (the “2023 Form 10-K”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the comment letter, and to facilitate your review, the Company has reproduced the text of the Staff’s comments in italicized print below. Unless otherwise noted, references in this letter to page numbers and section headings refer to page numbers and section headings in the 2023 Form 10-K, as indicated.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

Note 18. Segment Information, page 107

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We note from your response to prior comment 1 that under your new reporting structure, you plan to aggregate the Technology & Shopping, Gaming & Entertainment and Health & Wellness operating segments into one reportable segment in your December 31, 2024 Form 10-K. Based on the information provided, we do not believe the aggregation criteria in ASC 280-10-50-11 have been met and therefore, object to your aggregation of the Technology & Shopping, Gaming & Entertainment and Health & Wellness operating segments. Please revise your disclosures accordingly.

Response: The Company respectfully acknowledges the Staff’s comment. The Company advises the Staff that in future filings, the Company’s Technology & Shopping, Gaming & Entertainment, and Health & Wellness operating segments will be presented as separate reportable segments. As such, in its 2024 Annual Report on Form 10-K, the Company plans to provide disclosures for five reportable segments as follows: 1) Technology & Shopping, 2) Gaming & Entertainment, 3) Health & Wellness, 4) Connectivity, and 5) Cybersecurity & Martech.

We appreciate the Staff’s time and attention, and we hope that the foregoing is responsive to the Staff’s comments. If you have any further questions or need any additional information, please feel free to contact the undersigned at (212)-503-5525 at your convenience.

Sincerely,

/s/ Bret Richter
Bret Richter
Chief Financial Officer

cc: Jeremy Rossen, Executive Vice President, General Counsel and Secretary

cc: Kristina Trauger, Proskauer Rose LLP

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